 EXHIBIT 99.1

TD Bank Group Announces Intention to Purchase for Cancellation up to 61 Million of its Common Shares

TORONTO, January 7, 2026/CNW/ —TD Bank Group (“TD” or the “Bank”) (TSX: TD) (NYSE: TD) announced today that upon the completion of the repurchase for cancellation of $8 billion of its common shares under its existing normal course issuer bid, it intends to terminate its existing normal course issuer bid and, subject to the approval of (i) the Office of the Superintendent of Financial Institutions Canada, and (ii) the Toronto Stock Exchange (“TSX”), it intends to launch a new normal course issuer bid to repurchase for cancellation up to $7 billion of its common shares, not to exceed 61 million common shares. This new normal course issuer bid represents up to 3.63% of the 1,678,704,548 common shares issued and outstanding as at December 31, 2025. TD will file a notice of intention with the TSX in this regard.

TD’s existing normal course issuer bid to repurchase up to 100 million of its common shares under TSX rules commenced on March 3, 2025, and was scheduled to terminate on February 28, 2026, unless terminated earlier in accordance with its terms. TD previously announced its intention to deploy $8 billion from the sale of its equity investment in The Charles Schwab Corporation toward the existing normal course issuer bid. Upon the completion of the repurchase of $8 billion of its common shares under its existing normal course issuer bid, TD now intends to launch a new normal course issuer bid to repurchase for cancellation up to $7 billion of its common shares, not to exceed 61 million common shares. TD’s existing normal course issuer bid will be terminated prior to commencing purchases under the new normal course issuer bid. As at December 31, 2025, TD had repurchased 76,580,300 common shares under its existing normal course issuer bid for a total of approximately $7.53 billion.

TD may commence purchases under the new normal course issuer bid through the facilities of the TSX or other designated exchanges and published markets in Canada, continuing for up to one year after the TSX has accepted the notice of intention, unless terminated earlier in accordance with its terms. Additionally, repurchases may be made through the facilities of the New York Stock Exchange or other designated exchanges and published markets in the U.S. The purchases will be made in accordance with applicable securities laws and regulatory requirements. The price paid for such purchased common shares will be the market price of such common shares at the time of acquisition or such other price as may be permitted by the TSX. All purchased common shares will be cancelled.

As at October 31, 2025, the Bank's Common Equity Tier 1, Tier 1, Total Capital and Leverage ratios were 14.70%, 16.42%, 18.36% and 4.58%, respectively.

Caution Regarding Forward-Looking Statements

This document contains forward-looking statements. All such statements are made pursuant to the "safe harbour" provisions of, and are intended to be forward-looking statements under, applicable Canadian and U.S. securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are typically identified by words such as "will", "would", "should", "believe", "expect", "anticipate", "intend", "strive", "confident", "estimate", "forecast", "outlook", "plan", "goal", "commit", "target", "possible", "potential", "predict", "project", "may", and "could" and similar expressions or variations thereof, or the negative thereof, but these terms are not the exclusive means of identifying such statements. By their very nature, these forward-looking statements require the Bank to make assumptions and are subject to inherent risks and uncertainties, general and specific.

Especially in light of the uncertainty related to the physical, financial, economic, political, and regulatory environments, such risks and uncertainties – many of which are beyond the Bank's control and the effects of which can be difficult to predict – may cause actual results to differ materially from the expectations expressed in the forward-looking statements. Please refer to the "Risk Factors and Management" section of the Management's Discussion and Analysis in the Bank’s 2025 Annual Report, as may be updated in subsequently filed quarterly reports to shareholders. All such factors, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements, should be considered carefully when making decisions with respect to the Bank. The Bank cautions readers not to place undue reliance on the Bank's forward-looking statements. Any forward-looking statements contained in this document represent the views of management only as of the date hereof and are presented for the purpose of assisting the Bank's shareholders and analysts in understanding the Bank's financial position, objectives and priorities and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf, except as required under applicable securities legislation.

About TD Bank Group

The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group ("TD" or the "Bank"). TD is the sixth largest bank in North America by assets and serves over 28.1 million clients in four key businesses operating in a number of locations in financial centres around the globe: Canadian Personal and Commercial Banking, including TD Canada Trust and TD Auto Finance Canada; U.S. Retail, including TD Bank, America's Most Convenient Bank®, TD Auto Finance U.S., and TD Wealth (U.S.); Wealth Management and Insurance, including TD Wealth (Canada), TD Direct Investing, and TD Insurance; and Wholesale Banking, including TD Securities and TD Cowen. TD also ranks among North America's leading digital banks, with more than 13 million active mobile users in Canada and the U.S. TD had $2.1 trillion in assets on October 31, 2025. The Toronto-Dominion Bank trades under the symbol "TD" on the Toronto Stock Exchange and New York Stock Exchange.

For further information: Brooke Hales, Senior Vice President, Investor Relations, 416-307-8647, Brooke.Hales@td.com; Gabrielle Sukman, Senior Manager, Corporate and Public Affairs, 416-983-1854, Gabrielle.Sukman@td.com.